Exhibit 99.3

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONDENSED INTERIM FINANCIAL STATEMENTS

30 SEPTEMBER 2012 and 2011

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim financial statements, they must be accompanied by a notice indicating that the condensed interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Statements of Financial Position
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		30 September	30 June
		2012	2012
			(Audited)
ASSETS		$	$
Current
Cash		15,607	152,971
Receivables		2,322	2,391
Prepaid expenses and deposits		15,372	13,600

		33,301	168,962

Non-current assets
Investments	4	114,769	114,769
Exploration and evaluation assets	5	1	1
Equipment	6	17,374	14,412

		165,445	298,144

LIABILITIES
Current
Accounts payable and accrued liabilities	9	172,505	149,206
Interest on convertible notes	7	35,300	25,917
Loan payable to related party	9	12,744	27,926
Convertible debt	7	250,000	243,728
		470,549	446,777

CAPITAL AND RESERVES
Share capital	8	15,142,030	15,142,030
Conversion option reserve	8	8,966	8,966
Share based payment reserve	8	9,268,928	9,268,928
Deficit		(24,725,028)	(24,568,557)

		(305,104)	(148,633)

		165,445	298,144

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 11)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”	, Director

“Robert V. Rudman”	, Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Statements of Loss and Comprehensive Loss
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		For the	For the
		three months	three months
		ended	ended
		30 September	30 September
	Note	2012	2011
		$	$
Expenses
Accretion	7	14,730	1,235
Amortization	6	2,281	2,321
Consulting fees	9	30,000	30,000
Filing fees		4,036	1,891
Financing fees – warrants	8	-	160,994
Interest and bank charges		2,107	1,728
Investor relations		7,500	30,483
Management fees, salaries and wages	9	41,710	55,017
Office expenses		9,727	8,579
Professional fees		24,359	8,973
Rent, office maintenance and utilities		9,635	3,582
Share-based payments expense	8	-	12,435
Transfer agent		1,113	-
Travel and accommodation		7,471	5,531

Loss before the undernoted		(154,669)	(322,769)

Other income (expenses)
Interest income		-	3
Foreign exchange gain (loss)		(1,802)	10,982
Write-off of resource property costs	5	-	(329)

Loss and Comprehensive Loss for the Period		(156,471)	(312,113)

Loss Per Share – Basic and Diluted		(0.00)	(0.00)

Weighted Average Number of Shares Outstanding		99,540,381	72,390,381

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Statements of Cash Flows
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		For the	For the
		three months	three months
		ended	ended
		30 September	30 September
	Note	2012	2011
Cash Resources Provided By (Used In)		$	$
Operating Activities
Loss for the year		(156,471)	(312,113)
Items not affecting cash
Accretion	7	14,730	1,235
Amortization	6	2,281	2,321
Financing fees – warrants	8	-	160,994
Interest on convertible debt	7	925	-
Interest on related party loan	9	280	-
Share-based payments expense	8	-	12,435
Write-off of exploration and evaluation costs	5	-	329
Changes in current assets and liabilities
Receivables		69	(57)
Prepaid expenses and deposits		(1,772)	4,500
Accounts payable and accrued liabilities		23,299	(14,675)
		(116,659)	(145,031)

Investing Activities
Purchase of equipment	6	(5,243)	-
Exploration and evaluation expenditures	5	-	(329)
		(5,243)	(329)

Financing Activities
Loan from related party	9	(11,098)	-
Interest paid	9	(4,364)	-
Convertible promissory note	7	-	250,000
		(15,462)	250,000

Change in Cash		(137,364)	104,640
Cash Position – Beginning of Period		152,971	17,427
Cash Position – End of Period		15,607	122,067

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Statement of Changes in Equity
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		Share Capital
		Common Shares
				Share
				Based	Conversion
				Payment	Option	Accumulated
			Amount	Reserve	Reserve	Deficit	Total
	Note	Number	$	$	$	$	$
Balance – 1 June 2011		72,390,381	13,522,030	8,396,983	-	(22,721,998)	(802,985)
Convertible debt issuance cost	7	-	-	12,975	-	-	12,975
Financing fees – warrants	8	-	-	160,994	-	-	160,994
Equity component of convertible debt	7	-	-	5,794	8,966	-	14,760
Share-based payments	8	-	-	12,435	-	-	12,435
Loss for the period		-	-	-	-	(312,113)	(312,113)

Balance – 30 September 2011		72,390,381	13,522,030	8,589,181	8,966	(23,034,111)	(913,934)
Issuance of shares for:
Private placement	8	15,000,000	750,000	-	-	-	750,000
Debt settlement	8	12,150,000	870,000	-	-	-	870,000
Share-based payments		-	-	679,747	-	-	679,747
Loss for the year		-	-	-	-	(1,534,446)	(1,534,446)

Balance – 30 June 2012		99,540,381	15,142,030	9,268,928	8,966	(24,568,557)	(148,633)
Loss for the period		-	-	-	-	(156,471)	(156,471)

Balance – 30 September 2012		99,540,381	15,142,030	9,268,928	8,966	(24,725,028)	(305,104)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements 30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s corporate office, registered address and records office is 800-885 West Georgia Street, Vancouver, BC, V6C 3H1. The primary business office is located in Jakarta, Indonesia.

The condensed interim financial statements of the Company are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The Company trades its shares on the OTCQB.

The Company's core business is oil and gas exploration via acquisition, exploration and development of oil and gas properties in South East Asia, particularly Indonesia. The Company is currently expanding its business into resource related renewable energy development, particularly geothermal and run-of-river hydropower, also in South East Asia.

The Company is an exploration stage company and none of its properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, develop its existing resource properties and acquire new ones. The outcome of these matters cannot presently be determined because they are contingent on future events.

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years, has no current source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas properties as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or realize proceeds from the disposition of oil and gas properties. Management intends to obtain additional funding by borrowing from directors and officers and issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these condensed interim financial statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements 30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

2.	Basis of Preparation

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 30 June 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies adopted are consistent with those of the previous financial year end and are based on IFRS issued and outstanding as of 23 November 2012, the date the Board of Directors approved the condensed interim financial statements.

3.	Critical Judgements and Use of Estimates

The preparation of condensed interim financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended 30 June 2012.

4.	Investments

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of CGB2, a special purpose company incorporated in the British Virgin Islands, which operates and owns a 100% interest in the Bengara-II property, an oil and gas production sharing contract (“PSC”) in Indonesia. The Company accounted for the acquisition of CGB2 using the purchase method.

On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro Resources Company (“GeoPetro”).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements 30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to Kunlun Energy Company Limited (“Kunlun”), formerly known as CNPC (Hong Kong) Limited, and an obligation by Kunlun to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% interest of CGB2, which is recorded at $1 in these financial statements. Kunlun manages the business affairs of CGB2 and those of its Bengara-II property.

TGE

On 7 May 2012, the Company entered into an option agreement to acquire 300,000 shares of TGE for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, 7 May 2013. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement. If the MYR 6,000,000 is not paid by 7 May, 2013 the Company must transfer and return an amount from its 300,000 TGE shares to the seller in proportion to the Company shortfall against the total purchase price obligation of RM 6,000,000. The value of the investment in TGE as at 30 September 2012 has been calculated as follows:

$
Cash payments	81,850
Qualified expenditures	32,918
Balance – 30 June and 30 September 2012	114,768

5.	Exploration and Evaluation Assets

Bengara-II
$
Balance – 30 June 2011	1
General exploration	329
Exploration costs written off	(329)
Balance – 30 June and 30 September 2012	1

Bengara-II Property

During the three month period ended 30 September 2012, the Company incurred $nil (30 September 2011 – $329) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II property, an oil and gas production sharing contract in Indonesia owned by the Company's 18% owned subsidiary CGB2. The exploration term of the Bengara-II property expired during the year ended 30 June 2012. Subsequent to the three month period ended 30 September 2012, negotiations between Kunlun, the majority shareholder of CGB2, and the Indonesian authorities for an exploration extension were terminated and the PSC has been relinquished (Note 11).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

At 30 September and 30 June 2012, no future benefits could be attributed to this property and consequently the capitalized costs were written off.

6.	Equipment

		Computer	Furniture and
		equipment	field
	Automobiles	and software	equipment	Total
	$	$	$	$

Cost
Balance as at 30 June 2011	38,774	88,325	29,921	157,020
Additions for the year	-	2,821	2,584	5,405
Balance as at 30 June 2012	38,774	91,146	32,505	162,425
Additions for the year	-	5,243	-	5,243
Balance as at 30 September 2012	38,774	96,389	32,505	167,668

Accumulated Depreciation
Balance as at 30 June 2011	34,148	77,790	26,510	138,448
Depreciation for the year	2,313	5,439	1,813	9,565
Balance as at 30 June 2012	36,461	83,229	28,323	148,013
Depreciation for the period	289	1,469	523	2,281
Balance as at 30 September 2012	36,750	84,698	28,846	150,294

Net book value
Balance as at 30 June 2012	2,313	7,917	4,182	14,412
Balance as at 30 September 2012	2,024	11,691	3,659	17,374

7.	Convertible Debt

Total
$

Balance as at 30 June 2011	-
Principal	250,000
Transaction cost	(12,975)
Equity component – convertible option	(8,966)
Equity component – additional consideration warrants	(5,794)
Accrued interest for the year	(25,917)
Accretion expense for the year	47,380
Balance as at 30 June 2012	243,728
Interest accrued for the period	(8,458)
Accretion expense for the period	14,730
Balance as at 30 September 2012	250,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum or at 15% per annum on default of payment, with an original maturity date of 22 September 2012. Interest is payable in quarterly installments. The promissory note principal is convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest upon conversion is also convertible, at the option of the promissory note holder, at the same conversion rate as the promissory note. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) (Note 8) to the note holder, exercisable at $0.12 per share up to 22 September 2013.

The fair value of the liability and the equity component were calculated on issuance of the promissory note. The fair value of the liability component was calculated using an estimated market related interest rate of 18% and was determined to be $234,432. The residual amount of $14,760, net of transaction costs of $808, represents the value of the equity components included in shareholder’s equity as reserves. The transaction costs were allocated to the liability and equity components based on the value attributed to each component. The fair value of the 1,562,500 warrants granted as additional consideration and the fair value of the conversion option were calculated using Black-Scholes option pricing model with the following assumptions:

		Additional
	Conversion	Consideration
	Option	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	213.52%	234.52%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	1.00	2.00

Also in conjunction with the convertible promissory note, the company issued 250,000 finders’ warrants (Note 8) to an arms-length third party, exercisable at a price of $0.12 per share up to 21 September 2013. The fair value of the finders’ warrants was estimated to be $12,975, using the Black-Scholes option pricing model with the following assumptions:

Finder’s
Warrants
Expected dividend yield	Nil
Expected stock price volatility	234.52%
Risk-free interest rate	0.21%
Expected life of options (years)	2.00

The liability component continues to be presented on the amortized cost basis and has been fully accreted based on an effective interest rate of 27% per annum.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

As at 30 September 2012, the Company was in negotiations with the lender for an extension of the original terms of the promissory note. As no new terms have been agreed to between the Company and the note holder, additional interest in the amount of $925 has been charged to the statement of loss and comprehensive loss based on the default interest rate of 15% per annum for the period from 22 September 2012 to 30 September 2012.

8.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value
500,000,000 preferred shares without par value

Shares issued

There were no shares issued during the three month period ended 30 September 2012.

On 2 March 2012, 11,500,000 shares were issued to settle $460,000 in debt owing to directors, officers and consultants of the Company. The fair value of the shares was $805,000, resulting in a loss on settlement of debt of $345,000 for the year ended 30 June 2012.

On 5 March 2012, a private placement was completed for 15,000,000 shares for total proceeds of $750,000.

On 16 March 2012, 650,000 shares were issued to settle $42,000 in debt owing to an employee and a consultant of the Company. The fair value of the shares was $65,000, resulting in a loss on settlement of debt of $23,000 for the year ended 30 June 2012.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three month period ended 30 September 2012 was based on the loss attributable to common shareholders of $156,471 (30 September 2011 -$312,113) and a weighted average number of common shares outstanding of 99,540,381 (30 September 2011 - 72,390,381).

Stock options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

a)	Movements in outstanding share options during the period:

		Weighted Average
	Number of	Exercise Price
	Options	per Share
		$
Options outstanding – 30 June 2011	9,000,000	0.07
Options granted	8,000,000	0.05
Options expired	(660,000)	0.07

Options outstanding and exercisable as at 30 June and 30 September 2012	16,340,000	0.06

b)	Fair value of options

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The fair value of these stock options is $466,028, which was charged to the statement of comprehensive loss as share-based payments expenses for the year ended 30 June 2012.

The fair value of options granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the	For the
	three months	year
	ended	ended
	30 September	30 June
	2012	2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	Nil	244%
Risk-free interest rate	Nil	0.41%
Expected life of options (years)	Nil	3.08

On 21 September 2011, a total of 650,000 outstanding incentive stock options with an exercise price of $0.07 and terms expiring between 31 December 2011 and 30 June 2012 were amended to all have a new expiry date of 31 December 2012. The company calculated the incremental increase in fair value of these amended stock options to be $12,435 which was charged to the statement of loss and comprehensive loss.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

The fair value of options with amended terms was estimated on the date of the amendment using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the	For the
	three months	three months
	ended	ended
	30 September	30 September
	2012	2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	Nil	218%
Risk-free interest rate	Nil	0.11%
Expected life of options (years)	Nil	1.28

c)	Share options outstanding

A summary of the Company’s options outstanding as at 30 September 2012 is as follows:

Options	Options	Price per
Outstanding	Exercisable	Share	Expiry date
8,340,000	8,340,000	$0.07	31 December 2012
8,000,000	8,000,000	$0.05	31 March 2015
16,340,000	16,340,000

The options outstanding at 30 September 2012 had a weighted average remaining contractual life of 1.35 years.

Warrants

a)	Movements in warrants during the year:

		Weighted
	Number of	Average
	Warrants	Exercise Price
		per Share
		$
Warrants outstanding – 30 June 2011	17,968,000	0.15
Warrants granted	4,162,500	0.12
Warrants expired	(1,000,000)	0.07
Warrants cancelled	(350,000)	0.09
Warrants outstanding – 30 June 2012	20,780,500	0.15
Warrants granted	-	-
Warrants expired	(11,000,000)	0.20
Warrants cancelled	-	-
Warrants outstanding – 30 September 2012	9,780,500	0.08

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

b)	Fair value of warrants

On 27 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.15 and a term expiring 12 September 2012. The fair value of these share purchase warrants is $98,884 which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 21 March 2012, a total of 350,000 share purchase warrants were granted to an investor relations consultant with an exercise price of $0.15 and a term expiring on 16 September 2012. The fair value of these share purchase warrants is $29,722 which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 16 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.07 and a term expiring 30 June 2013. The fair value of these share purchase warrants is $85,113, which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 21 September 2011, the Company issued 1,562,500 warrants to the holder of a convertible promissory note as additional consideration. The warrants are exercisable at $0.12 up to 21 September 2013. In addition, the Company also issued 250,000 finders’ warrants to an arms’ length third party, exercisable at a price of $0.12 per share up to 21 September 2013 (Note 7).

The fair value of share purchase warrants granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the	For the
	three months	year
	ended	ended
	30 September	30 June
	2012	2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	Nil	239%
Risk-free interest rate	Nil	0.20%
Expected life of options (years)	Nil	1.4

On 21 September 2011, the terms of 3,975,000 outstanding share purchase warrants having an exercise price of $0.07 and an expiry date of 31 December 2011 were modified to have an exercise price of $0.07 and an expiry date of 31 December 2013. The incremental increase in fair value of these amended share purchase warrants was $160,994, which was charged to the statement of loss and comprehensive loss as finance fees.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

The fair value of warrants amended was estimated on the date of the amendment using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the	For the
	three months	three months
	ended	ended
	30 September	30 September
	2012	2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	Nil	232%
Risk-free interest rate	Nil	0.21%
Expected life of options (years)	Nil	2.28

c)	Warrants outstanding

A summary of the Company’s warrants outstanding as at 30 September 2012 is as follows:

Number of	Price per
Shares	Share	Expiry Date
2,643,000	$0.10	25 February 2013
1,000,000	$0.07	30 June 2013
350,000	$0.15	30 June 2013
1,812,500	$0.12	21 September 2013
3,975,000	$0.07	31 December 2013
9,780,500

The warrants outstanding have a weighted average remaining contractual life of 0.90 years (2011 - 1.16 years).

9.	Related Party Transactions

Details of the transactions and balances between the Company and related parties are disclosed below.

a)

As at 30 September 2012, $87,500 (30 June 2012 - $87,775) is payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

On 20 March 2012, $103,788 in unsecured advances from a related party was converted into a promissory note payable. The note accrues interest at the rate of 10% per annum, is unsecured and is repayable on 30 September 2012. Interest expense in the amount of $2,218 was accrued during the year ended 30 June 2012. The Company made payments totalling $78,080 during the year, of which $76,760 was applied against the principal balance and $1,320 was applied to interest.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

During the three month period ending 30 September 2012, interest expense in the amount of $280 was accrued. The Company made payments totalling $15,462 during the three month period ending 30 September 2012, of which $11,098 was applied against the principal balance and $4,364 was applied to interest. The Company and the related party have agreed to extend the maturity date to March 31, 2013 with the same terms.

b)	Compensation of key management personnel

		For the	For the
		three months	three months
		ended	ended
		30 September	30 September
	Note	2012	2011
		$	$
Financing fees	(i)	-	113,000
Management and consulting fees		67,500	75,000
		67,500	188,000

(i)

On 21 September 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 8) to have a new expiry date of 31 December 2013. The amount attributable to directors and officers of the Company is $113,000 and was recorded on the statement of loss and comprehensive loss as a financing fee.

10.	Segmented Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis are as follows:

	30 September	30 June
	2012	2012
Total Non-Current Assets	$	$

North America	117,437	114,768
East Asia	14,707	14,414
	132,144	129,182

11.	Subsequent Events

a)

On 16 October 2012, the Company announced that Kunlun, acting in its capacity as operator of the Bengara-II PSC, terminated negotiations with the Indonesian government for an extension of the PSC’s term. Consequently, the PSC was relinquished and allowed to expire in accordance with its terms (Note 5).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Financial Statements
30 September 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

b)

On 12 November 2012, the Company and the holder of its convertible promissory note (Note 7) agreed to amend the terms of the note to reflect a new annual interest rate of 18% to take effect from the issue date of 21 September 2011. The conversion rate of the shares to be issued has been reduced from $0.08 per share to $0.05 per share and the maturity date has been extended to 15 March 2013.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION

For the First Quarter Ended September 30, 2012 of the Fiscal Year Ending June 30, 2013

The following management discussion and analysis (“MD&A”) of the Company has been prepared as of November 23, 2012 and is intended to supplement and complement Continental Energy Corporation’s (“Continental” or “the Company”) condensed interim financial statements for the three months ended September 30, 2012. All financial information has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34. All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

Continental is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Southeast Asia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in the region and geological conditions are favorable for hydrocarbon accumulation. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

The Company is currently expanding its business into resource related to renewable energy development, particularly geothermal and run-of-river hydropower also in Southeast Asia.

HIGHLIGHTS OF THE PAST QUARTER

The “Past Quarter” ended September 30, 2012 marks the end of the First Quarter of the Company’s annual fiscal year ending June 30, 2013. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were granted.

Expiry– A total of 10,000,000 warrants having an exercise price of $0.20 expired unexercised on August 29, 2012 and a total of 1,000,000 warrants having an exercise price of $0.15 expired unexercised on September 12, 2012.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Common Share Conversion Rights Activity
During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – There were no new common shares conversion rights issued.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues
During the Past Quarter and up to the date of this report, no new shares have been issued.

SHAREHOLDING

As of the date of this report the Company had 99,540,381 common shares issued and outstanding.
As of the date of this report the Company had 16,340,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 9,780,500 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

SUBSEQUENT EVENTS

The “Past Quarter” ended September 30, 2012 marks the end of the First Quarter of the Company’s annual fiscal year ended June 30, 2013. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report include the following:

In a news release dated October 16, 2012, the Company announced that Kunlun Energy Ltd., acting in its capacity as operator of the Bengara-II Production Sharing Contract (“PSC”) has terminated negotiations with the Indonesian government for an extension of the PSC’s term. Consequently, the PSC was relinquished and allowed to expire in accordance with its terms.

In a news release dated November 6, 2012, the Company announced that Andrew T. Eriksson, the Company’s President and Chief Operating Officer, has resigned effective October 31, 2012.

On November 12, 2012, the Company and the holder of its convertible promissory note agreed to amend the terms of the note to reflect a new annual interest rate of 18% to take effect from the issue date of September 21, 2011. The conversion rate of the shares to be issued has also been reduced from $0.08 to $0.05 per share and the maturity date has been extended to March 15, 2013.

RESULTS OF OPERATIONS

Financial Results for the First Quarter Ended September 30, 2012

The “Past Quarter” ended September 30, 2012 marks the end of the First Quarter of the Company’s annual fiscal year ending June 30, 2013.

  Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly financial statements prepared by management. The Company’s condensed interim financial statements are prepared in accordance with accounting policies consistent with IFRS.

			Loss from	Basic and Diluted
			Continued	Income (Loss) per
			Operations and	Share from Continued
			Net Income	Operations and Net
		Revenues	(loss)	Income (loss)
Period		$	$	$
1st	Quarter 2013	Nil	(156,471)	(0.00)
4th	Quarter 2012	Nil	(208,463)	(0.00)
3rd	Quarter 2012	Nil	(1,198,449)	(0.01)
2nd	Quarter 2012	Nil	(127,534)	(0.00)
1st	Quarter 2012	Nil	(312,113)	(0.00)
4th	Quarter 2011	Nil	(186,529)	(0.00)
3rd	Quarter 2011	Nil	(139,065)	(0.00)
2nd	Quarter 2011	Nil	(183,145)	(0.00)

Quarterly results will vary in accordance with the Company’s exploration and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects will increase.

Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized exploration and evaluation assets. The Company will write-down or write-off capitalized exploration and evaluation assets when exploration results indicate that no further work is warranted. The size and timing of these write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its oil and gas properties to determine whether or not a write-down or write-off of the capitalized exploration and evaluation assets is required.

Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly loss.

  Operations

Three month period ended September 30, 2012

The Company had a loss from operations during the three month period ended September 30, 2012 of $156,471 (“Current Quarter”) compared to $312,113 in the three month period ended September 30, 2011 (“Comparative Quarter”). The Company had a loss per share of $0.00 in 2012 and 2011.

General and administrative expenses decreased by $168,100 from $322,769 to $154,669 for the three month periods ended September 30, 2011 and 2012, respectively. The primary reason for the difference is a decrease in warrant financing fees from $160,994 to $nil, as there were no amendments to warrants in the Current Quarter. Investor relations costs decreased from $30,483 to $7,500 as a result of termination of a public relations contract. Management fees, salaries and wages decreased from $55,017 to $41,710 mainly as a result of the suspension of the salary of an officer. Share-based payments expense decreased from $12,435 to $nil, as there were no option grants in the Current Quarter.

These decreases were offset by an increase in accretion expense from $1,235 to $14,730 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the year ended June 30, 2012. Professional fees increased from $8,973 to $24,359. In the Comparative Quarter, the Company received credits for a reduction in fees from its accounting service provider. These transactions were unique to the Comparative Quarter.

Liquidity

As at September 30, 2012, the Company’s consolidated financial statements reflect a working capital deficit of $437,248. As at June 30, 2012, the Company’s consolidated financial statements reflected a working capital deficit of $277,815.

Cash used in operating activities during the three month period ended September 30, 2012 totaled $116,659, compared with $145,031 in the Comparative Quarter. As a result of the proceeds of a convertible promissory note in the first quarter of the Comparative Quarter, the Company had more cash resources with which to fund operations and retire obligations in the prior period.

Cash used in investing activities during the three month period ended September 30, 2012 was $5,243 whereas there were insignificant amounts expended on such activities during the three month period ended September 30, 2011. The cash outflows during the Current Quarter related to the acquisition of computer equipment due to the relocation of the Company’s corporate office in the United States.

Financing activities utilized $15,462 in the Current Quarter, relating to the repayment of principal and interest on a related party loan. In the Comparative Quarter, the Company received proceeds of $250,000 from a convertible promissory note.

Capital Resources

The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits and the Company’s success in the renewable energy sector. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $437,248 as at September 30, 2012 and additional anticipated cost commitments, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and other ventures.

The continued degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labor, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Segment Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis for the Company’s non-current assets are as follows:

	30 September	30 June
	2012	2012
Total Non-Current Assets	$	$

North America	117,437	114,768
Southeast Asia	14,707	14,414
	132,144	129,182

ADDITIONAL DISCLOSURE

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the unaudited and management prepared condensed interim financial statements for the Past Quarter published herewith.

Related Party Transactions
Details of the transactions and balances between the Company and its related parties are disclosed below.

a)

As at September 30, 2012, $87,500 (June 30, 2011 - $87,775) is payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

On 20 March 2012, $103,788 in unsecured advances from a related party was converted into a promissory note payable. The note accrues interest at the rate of 10% per annum, is unsecured and is repayable on 30 September 2012. Interest expense in the amount of $2,218 was accrued during the year ended 30 June 2012. The Company made payments totalling $78,080 during the year, of which $76,760 was applied against the principal balance and $1,320 was applied to interest.

During the three month period ending 30 September 2012, interest expense in the amount of $280 was accrued. The Company made payments totalling $15,462 during the three month period ending 30 September 2012, of which $11,098 was applied against the principal balance and $4,364 was applied to interest. The Company and the related party have agreed to extend the maturity date to March 31, 2013 with the same terms.

b)	Compensation of key management personnel

		For the	For the
		three months	three months
		ended	ended
		September 30	September 30
	Note	2012	2011
		$	$
Financing fees	(i)	-	113,000
Management and consulting fees		67,500	75,000

(i)

On September 21, 2011, the Company amended the terms of certain outstanding share purchase warrants to have a new expiry date of December 31, 2013. The amount attributable to directors and officers of the Company is $113,000 and was recorded on the statement of loss and comprehensive loss as a financing fee.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

Investor Relations, Publicity and Promotion
During the Past Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising
During the Past Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed herein.

Critical Accounting Policies and Estimates
The preparation of condensed interim financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing the Company’s condensed interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended 30 June 2012.

Financial Instruments
The Company’s financial instruments as at September 30, 2012 consist of cash, receivables, accounts payable and accrued liabilities, interest on convertible notes, loan payable to related party and convertible debt. The fair value of these instruments approximates their carrying value. There were no off-balance sheet financial instruments.

Cash, other than the minor amounts of Indonesian Rupiahs and United States dollars held in Indonesia, consist solely of cash deposits with major Canadian banks.

The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving the Canadian dollar or the Indonesian Rupiah.

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental’s general and administrative expenses and exploration and evaluation costs is provided in the Company’s condensed interim statement of loss and comprehensive loss and Note 5 –Exploration and Evaluation Assets contained in its condensed interim financial statements for the three month period ended September 30, 2012.

Approval
The Board of Directors of Continental has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the unaudited and management prepared condensed interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might adversely affect the Company or a property interest of the Company in a material manner

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. The financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, the realization of reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of oil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---

Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended September 30, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 23, 2012

(signed) ”Richard L. McAdoo”

Name:	Richard L. McAdoo
Title:	Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Robert V. Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended September 30, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 23, 2012

(signed) “Robert V. Rudman”

Name:	Robert V. Rudman
Title:	Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.